Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Tweets and a Facebook post related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

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Tweet: 5G is the future & with Sprint and T-Mobile’s combined resources, we’ll be able to create the first nationwide 5G network! #WeWontStop Key info: NewTMobile.com [link to Android Headlines article below]

•	Facebook post: 5G is the future & with Sprint and T-Mobile’s combined resources, we’ll be able to create the first nationwide 5G network! #WeWontStop [link to Android Headlines article below]

G. MICHAEL SIEVERT (Twitter @SievertMike)

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Tweet: Not only do mobile networks create economic opportunity, but every technological network evolution starts a whole new wave of growth. The 5G wave is building & only New @TMobile will make it wash across America. Key info: http://NewTMobile.com [link to Digital Trends article below]

Sprint Chairman: T-Mobile Merger Is Only Way For US To Stay Ahead In 5G Race

By Alexander Maxham, Android Headlines, September 13, 2018

In short: Sprint’s executive chairman and former CEO, Marcelo Claure, spoke at Mobile World Congress: Americas, which is taking place this week in Los Angeles. Claure spoke about the T-Mobile merger and mentioned that this merger has to go through, in order for the US to retain its leadership int eh 5G race. Claure did mention that with the government helping to roll out Small Cell sites across the US, it’s not enough to remain number one. It needs to have a deep, broad and world-leading 5G network, which can only happen by merging with T-Mobile.

Background: Sprint and T-Mobile announced their merger back in April of this year. Shortly after the merger, Claure was announced as the outgoing CEO, and put Michel Combes in the position until the merger is complete. Claure transitioned to executive chairman for the company, and is now part of SoftBank – which owns a majority stake in Sprint. Recently, the FCC put the review of this merger on hold, as it needs more time to look over all of the documents that both parties have provided to the FCC before it can approve the merger, or decide to block it. Many still firmly believe that the FCC or even the Department of Justice will block this merger. But so far, it’s hard to tell. Since the merger was announced, Legere and Claure have bene touting how the merger would help the combined carrier roll out a 5G network quickly, and take a leadership role in the 5G era.

The impact: While Claure is talking to those in attendance at MWCA, he is really talking to the FCC, and attempting to persuade the regulators to approve this deal. Both Sprint and T-Mobile had expected this deal to take a while to be approved – and announced that it would be Q1 2019 before it was expected to close – but both are hoping that it gets approved soon so they can move on with this deal.

Mobile network growth drives new businesses, access to education, report says

By Christian de Looper, Digital Trends, September 25, 2018

The smartphone industry continues to grow, and according to a new report from the GSMA, the industry is having a massive impact on global infrastructure and the number of people with connectivity. According to the report, more than 5 billion people are now connected to mobile networks, and 400 million new subscribers have joined mobile networks since 2015. The GSMA is a trade body that represents the interests of mobile network operators worldwide.

The report, called the “Mobile Industry Impact” report, highlights the UN’s Sustainable Development Goals, or SDGs, of which there are 17. Not all of the 17 goals are related to technology, but mobile network access plays a significant role in many of the goals — especially SDG 9: Industry, Innovation, and Infrastructure. The progress on that goal is the result of almost universal mobile network coverage of some kind, which is driving new business models and the adoption of mobile savings and credit.

“More than two-thirds of the people on the planet are now connected to a mobile network and, for many, mobile is the primary – sometimes only – channel for accessing the internet and life-enhancing services,” said Mats Granryd, director general of the GSMA. “Today’s report outlines how the mobile industry is playing a central role in accelerating delivery of the SDGs and leveraging the power of mobile networks and services to transform lives around the world.”

Thanks to the increased coverage around the world, it’s expected that more than half of the world’s population will be accessing the internet through their smartphones, which is up by 36 percent from 2015.

With internet access comes access to other technologies that could be helpful in developing areas. For example, the study highlights that around 250 million people have started using mobile money since 2015, bringing the total number of mobile money accounts to 690 million around the world. According to the report, this helps “expand financial and social inclusion.”

Education is another big advantage of increased connectivity. The report notes that there are now 750,000 education-related mobile apps available for smartphones, which is up by 62 percent from 2015. The result is that a massive 1.2 billion people are using their smartphones to improve their education or the education of their children. Not only does this help improve overall education in underserved areas, but making education more accessible also helps bridge the gender gap related to education access. Better and accessible education is SDG 4, while gender equality is SDG 5.

It’s likely increased connectivity will impact other UN goals, too. For example, SDG 3 is related to improved health and better access to health care, while SDG 7 relates to clean energy.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.